Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Hall, Willard James	2. Date of Event Requiring Statement (Month/Day/Year) December 31, 2001	4. Issuer Name and Tickler or Trading Symbol Danielson Holding Corp. (DHC)
(Last) (First) (Middle) 390A 9th Street
(Street) Brooklyn, NY 11215	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director __ 10% Owner X Officer (give title below) __ Other (specify below) General Counsel & Secretary	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	6/12/01 - 12/12/03	12/12/10	Common Stock	10,000	$4.00	D
Stock Option	6/11/02 - 12/11/04	12/11/11	Common Stock	10,000	$3.37	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	By: /s/ Willard James Hall **Signature of Reporting Person	April 12, 2002 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.